

August 18, 2016

Via E-mail
Mr. Donald R. Rench
Chief Legal Officer
Outerwall Inc.
1800 114th Avenue S.E.
Bellevue, WA 98004

> **Re:** **Outerwall Inc.**
> **Schedule 14D-9**
> **Amendment No. 1 to Schedule 14D-9**
> **Filed August 5, 2016**
> **Amendment No. 2 to Schedule 14D-9**
> **Filed August 9, 2016**
> **Amendment No. 3 to Schedule 14D-9**
> **Filed August 15, 2016**
> **File No. 005-52865**

Dear Mr. Rench:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9 filed August 5, 2016, as amended

Arrangements between the Company and its Executive Officers, Directors and Affiliates, page 4

1. Please revise, if applicable, to provide the following additional detail: (i) a summary of any material discussions and negotiations involving retention and/or continuing relationship involving the filing persons and Outerwall's executive officers and/or directors, and (ii) the identity of any executive officer(s) and/or director(s) who have been identified by the filing persons for retention.

Background of the Offer; Reasons for the Recommendation of the Board

Background of the Offer, page 13

2. In the interest of providing context to the sale process, please quantify the number of potential bidders with whom you entered into non-disclosure agreements and describe the "additional Company-related materials" provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management persons are in possession of all the facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Jens M. Fischer
        Perkins Coie LLP